UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.
Commission File Number 333-55280
333-137187
JO-ANN STORES, INC. 401(k) SAVINGS PLAN
(Exact name of registrant as specified in its charter)
David Goldston
5555 Darrow Road
Hudson, Ohio 44236
(330) 656-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in Jo-Ann Stores, Inc. 401(k) Savings Plan
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0*
*On March 18, 2011, Jo-Ann Stores, Inc. (the “Company”) completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 23, 2010, by and among the Company, Needle Holdings Inc., a Delaware corporation (“Parent”), and Needle Merger Sub Corp., an Ohio corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, all common shares of the Company held under the Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) have been cancelled and converted into the right to receive a cash payment.
In light of the foregoing, the Company has filed post-effective amendments on Forms S-8 with the Securities and Exchange Commission (the “SEC”) to terminate the offering of unsold common shares and related plan interests offered under the Plan, and the Plan is filing this Form 15 with the SEC to deregister the plan interests and to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Jo-Ann Stores, Inc. 401(k) Savings Plan has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 21, 2011	JO-ANN STORES, INC. 401(k) SAVINGS PLAN By: Jo-Ann Stores, Inc.
	By:	/s/ David Goldston
David Goldston
Secretary of Jo-Ann Stores, Inc. and Member of the 401(k) Savings Plan Advisory Committee